UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company)

inSilicon Corporation
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Barry A. Hoberman
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Keith Flaum, Esq.
Jane Ross, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306 (650) 843-5000

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301 (650) 833-2000

Brian Fenske, Esq.
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-7000 (512) 457-7000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEMS 1-8

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) filed initially with the Securities and Exchange Commission on August 6, 2002 by inSilicon Corporation, a Delaware corporation (“inSilicon”), as amended by Amendment No. 1 and Amendment No. 2 filed with the Securities and Exchange Commission by inSilicon on August 15, 2002 and August 21, 2002, respectively. This Amendment adds the following as new paragraphs at the end of Item 8 “Additional Information” (all capitalized terms used in this Amendment shall have the respective meanings assigned to them in the Schedule 14D-9):

“On September 5, 2002, Purchaser extended its offer to purchase all of the outstanding Shares at a price of $4.05 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, until 12:00 midnight, New York City time, on Thursday, September 12, 2002. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 4, 2002. Synopsys has advised the Company that the Depositary has advised Synopsys that, as of 6:00 p.m., New York City time, on Wednesday, September 4, 2002, an aggregate of approximately 14,242,405 Shares had been tendered to Purchaser in the Offer (including all of the 10,450,010 Shares held by inSilicon’s majority stockholder, Phoenix Technologies Ltd.), representing approximately 93% of the outstanding Shares, which also constitutes a majority of the fully diluted shares calculated in the manner described in the Offer to Purchase. In addition, Synopsys has advised the Company that the Depositary has advised Synopsys that, as of 6:00 p.m., New York City time, on Wednesday, September 4, 2002, notices of guaranteed delivery had been received in respect of approximately 230,636 Shares.

The expiration date of the Offer was extended because the initial 30-day waiting period applicable to the pre-merger notification filing made by the parties under the Fair Trade Law of Taiwan had not expired nor had the Taiwan Fair Trade Commission made a decision not to exercise jurisdiction over the transaction. Synopsys has advised the Company that satisfaction of the Taiwanese requirements is a condition to the obligation of Purchaser to purchase tendered Shares. Purchaser is obligated to extend the expiration date of the Offer until the Taiwanese requirements, as well as other conditions, are satisfied or the Merger Agreement is terminated in accordance with its terms.

On September 4, 2002, Synopsys, Purchaser and inSilicon executed an amendment to the Merger Agreement pursuant to which, in the event that either the initial 30-day waiting period applicable to the pre-merger notification filing made by the parties under the Fair Trade Law of Taiwan has not expired, or the Taiwan Fair Trade Commission has not made a decision to not exercise jurisdiction over the transaction, on or prior to the Initial Termination Date (as defined in the Merger Agreement) of September 21, 2002, subject to certain conditions, either Synopsys or inSilicon may elect to extend the Initial Termination Date until the Extended Termination Date (as defined in the Merger Agreement) of December 21, 2002. Except as otherwise provided in such amendment, the Merger Agreement remains in full force and effect. A copy of such amendment was filed by Synopsys with the SEC as Exhibit (d)(6) to the Schedule TO, and is incorporated herein by reference in its entirety.”

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

The information set forth under Item 9 “Material to be Filed as Exhibits” of the Schedule 14D-9 is amended and supplemented by the addition of the following exhibit:

Exhibit	Description
(e)(19)
Amendment to Agreement and Plan of Merger dated September 4, 2002, among Synopsys, Inc., Ferrite Acquisition Corp. and inSilicon Corporation (incorporated by reference to Exhibit (d)(6) to Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSILICON CORPORATION

Barry A. Hoberman President and Chief Executive Officer

Dated: September 5, 2002